Filed by Dynamix Corporation

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Dynamix Corporation

Commission File No.: 001-42414

As previously disclosed, on July 21, 2025, Dynamix Corporation (“SPAC”) and The Ether Machine, Inc., a Delaware corporation (“Pubco”) entered into a Business Combination Agreement, dated as of July 21, 2025, with ETH SPAC Merger Sub Ltd., a Cayman Islands exempted company, The Ether Reserve LLC, a Delaware limited liability company (the “Company”), Ethos Sub 1, Inc., a Delaware corporation and a wholly owned subsidiary of SPAC (“SPAC Subsidiary A”), Ethos Sub 2, Inc., a Delaware corporation and a wholly owned subsidiary of SPAC Subsidiary A (“SPAC Subsidiary B”), Ethos Sub 3, Inc., a Delaware corporation and a wholly-owned subsidiary of SPAC Subsidiary B, and ETH Partners LLC, a Delaware limited liability company.

Andrew Keys, Co-Founder and Chairman of Pubco, appeared on an interview with CoinDesk on July 28, 2025, which was aired on July 30, 2025. The following is a transcription of the interview:

Andrew Keys on “Markets Outlook”

CoinDesk

31 July 2025

Jennifer Sanasie: Hey everyone I’m Jen Sanasie. It is a big milestone for Ethereum. Today marks Ethereum’s 10th anniversary and as the network evolves and gains mainstream traction, I’m joined by Andrew Keys, chairman of Ether Machine, to talk about the future of Ethereum, the role of Ethereum as a commodity and what comes next for institutional adoption. Hello.

Andrew Keys: Hello. Thanks for having me, Jen.

Jennifer Sanasie: Of course. Thanks for being here. I just got to ask you. It’s. It’s ETH’s 10th anniversary. I mean, how are you feeling today? What are you reflecting on?

Andrew Keys: I feel great. Happy birthday Ethereum. Ten years ago, I was in a little WeWork in Bushwick, New York. In Williamsburg, actually. I remember the Genesis block like it was yesterday. We actually were setting up miners in my sub-1000 square foot apartment in Manhattan. It was 85 degrees and we were sweating. And my electricity bill that month was something like $3,000, which was like six times my typical electricity bill. It’s been an amazing journey and I really think the best is yet to come.

Jennifer Sanasie: All right. Ten years later, a lot has happened within the Ethereum ecosystem. It looks like you’re out of that apartment in Bushwick. Talk to me about what you’re looking forward to. I mean, I know the Ether Machine is going to be a reality in about 90 days but talk to me about what you’re looking forward to when it comes to the Ethereum ecosystem.

Andrew Keys: So what I’m looking for is the actual adoption of the application layer. We are seeing the first iteration of product market fit with stablecoins, but that is the beginning of the digitization of all assets. The upgrading of our legal and agreement architecture on Earth, where we’re going to see the velocity of money greatly improve, and we’ll see things like all assets be digitized and embedded into digital agreements that can create an employment contract that gets paid by the minute. As an example.

Jennifer Sanasie: We’re talking about the evolution of the financial system and the evolution of the legal system, two things that have historically moved very, very slow. So, Andrew, I want to hear from you what your timeline looks like for that. When you think about this innovation, you think about the future you’re building towards how quickly before this evolution is really a reality for all the folks who are watching this show.

Andrew Keys: So good software takes about a decade to build. And coincidentally, here we are a decade later from the Genesis block of Ethereum’s Proof of Work consensus algorithm. What I believe we need to have happen was: (A) the technology needed to work; (B) There needed to be developer tools, standards created. Things like the ERC-20 token standard gave us a common framework by which to tokenize all assets as an example. And then we needed regulatory clarity. So the number one beneficiary of the Genius Act that passed only last week or two weeks ago is Ethereum, because the majority of stablecoins in the world settle to Ethereum. What I think was happening with regulatory headwinds during the Gensler era should be regulatory tailwinds for the Ethereum ecosystem. So I think we needed the adoption of technological standards, the maturation of the technology and regulatory clarity of which we have all three now. I think the next decade is going to be fascinating.

Jennifer Sanasie: Let’s talk about Ether Machine now. I know it is going public via SPAC, with over $1.5 billion worth of ETH on the balance sheet. Talk to me a little bit about the strategy and long term vision here.

Andrew Keys: Sure. So the Ether Machine is an institutionally focused, active manager of ether and ether denominated yield. And so what I’d say is there are a few points of differentiation. And first we should differentiate against Bitcoin. So this is not a buy-and-hold bitcoin strategy like MSTR. This is the active management of ether. Because ether is a productive asset where we can stake, re-stake, and participate in the decentralized financial economy.

Jennifer Sanasie: Talk to me a little bit more about that, because I know staking is a key component here. I saw some of the interviews you’ve done previously on this and earning that yield, for folks who have shares of the Ether Machine is really one of the main points that I heard in those interviews. What happens when ETF products start offering staking? Or people just start learning how to stake on their own, with a platform like Coinbase, if they have under the threshold to run their own validator, or if they have more than 32 ETH, they are just staking that and doing it on their own.

Andrew Keys: Great questions. So first let’s start with the ETPs and the ETFs. So ETPs are in Europe, ETFs are in the United States. And right now the ETFs do not have staking. But we do believe that they will eventually enable staking. But I think a good proxy are the ETPs in Europe. And the ETPs in Europe only stake 50% capacity, meaning that if you had €1 billion in a European ETP, you would only be staking €500 million and the basement yield what I would call just vanilla staking yield is about 3%. So in that example, they’re earning about 1.5% because they’re only staking on the 500 million. The reason why they only stake that small percentage is due to a technical nuance within Ethereum called the withdrawal queue, meaning that if I wanted to unstick my ether today, it could take a couple days.

Jennifer Sanasie: I think recently we saw it taking up to 11 days.

Andrew Keys: Yep. And God forbid, if a nuclear bomb were to drop somewhere in the world or some other horrible risk off event, something like COVID, where the whole world went risk off some type of black swan, let’s call it 50% of the stakers wanted to un-stake, or 70% or 25%. That withdrawal queue would enlarge from the two weeks that it is today to six months or a year. And that doesn’t jive well with the withdrawal requirements of an ETF. It’s a 24-hour redemption requirement. And because this is ether denominated it’s not even dollar denominated. It’s not an insurable risk. So, the best that these ETFs and ETPs are going to do is they’re just going to stake less. There is some consideration. Maybe they could use a liquid staking token. But we’ve just seen one of the largest ones, stETH, on peg. Blackrock is not going to be able to use that. And you’re also introducing smart contract risk. So I think that it’s very important to consider that part of the equation on the retail exchange part of the equation. What I’d say is it’s extremely expensive. I won’t say specific exchanges, but if fees that are used at the exchanges are well over 25 to 30%, which is egregious, uh, in my opinion. When we think about that, (A) we’re able to actively manage at full capacity. And the ETFs are only able to do what I would call vanilla staking. They’re not going to be able to do re-staking and they’re not going to be able to do DeFi. So this is kind of staking plus active management which is our core differentiator.

Jennifer Sanasie: And I guess when it comes to staking yourself you need to amass that 32 ETH, which many people might not find themselves in a position to do that. Now, I know in some of the interviews I watched previously, you said that ether is essentially this commodity for the internet of the future. You just said that now to me just a few minutes ago. When you when you think about this, are there any risks in your mind that Ethereum gets displaced by another L1 or a chain that maybe doesn’t even exist yet?

Andrew Keys: I don’t I feel as though we’re seeing power law dynamics occurring within the Ethereum ecosystem. A great barometer are high quality liquid assets and where they reside. There are about $250 billion of high-quality liquid assets on blockchains. Things like stablecoins or bars of gold, barrels of oil stocks, bonds, derivatives. And of those $250 billion, 90% of those high-quality liquid assets are residing and settling on Ethereum. The next participant is about 9%, which is Solana. And then there’s kind of, you know, little micro asset allocations on other smaller blockchains. And that reminds me very much of Google with search. When’s the last time you used Yahoo? Or Bing? Or Ask Jeeves? Liquidity begets liquidity, and what we’ve seen are all of the real companies. Meme coin, Solana can have all the meme coins they want. But you talk about Coinbase as their layer to base settling to Ethereum. Robinhood just announced their L2 settling to Ethereum. We’re seeing Kraken their L2 settling to Ethereum. I think that now that we have this regulatory clarity, at least with stablecoins, we’re going to see a lot more of that and the next act is going to have more impact that’s going to help Ethereum’s tailwinds.

Jennifer Sanasie: I spoke to two folks recently. One was Joe Lubin, who is, I believe on the board now of Sharplink helping them acquire an ETH Treasury. I spoke to Tom Lee recently, chairman of BitMine, also acquiring an ETH Treasury with a strategy to stake most of it. What differentiates the Ether Machine here?

Andrew Keys: So what I’d say is we have a different strategy than both of those. And I would say first and foremost, the structure. Rather than acquiring a pre-existing micro-cap company, we went with a de novo structure. If I wanted exposure to Ethereum, I would want pure play exposure to Ethereum. The yield that it’s generated I wouldn’t want, let’s call it 90% exposure to Ethereum and then 10% exposure to a Bitcoin mining company or a gaming company or any biotech company for that matter. So basically, we think that it’s important to have a clean entity with no pre-existing governance issues, no pre-existing operating businesses, no pre-existing liabilities. And we created this in a de novo structure to do so. So I’d say that’s one piece and that’s what really resonated with our investors, which were primarily institutions. They wanted just pure play exposure to Ethereum and not the distraction of pre-existing operating businesses. For example, a Bitcoin mining company may convert all their assets from Bitcoin to ether. But you need hardware. You need electricity. You need real estate to operate a mining company and a bunch of these mining companies; they have data center leases that are ten years old and they’re in year four. If you want pure play exposure to Ethereum, but you’ve got to pay six years left on a lease, that’s not exposure that I would want. And that’s just that example. If there are a bunch of biotechs that are being kind of reversed into. So I think the structure is important. Secondarily, there are acquisitions of ether, but they’re not necessarily done at spot. So one example is we’re hearing that companies are acquiring ether through call options. So basically if we have a call option and it’s in the money, that’s great. But you’re not owning the actual underlying physical ether and generating that yield. So that’s like having a stock that pays a dividend but not availing yourself to the dividend. So we think that that’s important that we’re actually actively managing the risk on the asset. And what I’d say is that we’ve been, I believe, the only one to come to market with a Head of DeFi that’s actually going to be participating in the DeFi ecosystem. So I think that’s another differentiation. And a lot of this is, you see these operating companies, they have their legacy team. And maybe it’s part time chairman that also has lots of other businesses that they have to run. Whereas this is a full time, exclusively focused effort on institutional management of ether.

Jennifer Sanasie: Tell me about that Head of DeFi. Why is that position a differentiator for you? What should investors know about a Head of DeFi and why that sets you apart?

Andrew Keys: Because the staking business as more validators come online, will continue to commodify. And when Proof of Stake went live, let’s call it 4 or 5 years ago, the yields were 20% and they’ve dwindled down to 3%. And they can continue dwindling down to 2%. And if one wants to participate in the decentralized financial economy and earn other yield, it’s going to be important to be able to manage those risks. So we believe that we’re going to be able to materially outperform the ETFs. And we also believe that we need to understand smart contract risk, liquidity risk duration risk. And so we have a CFA who worked at J.P. Morgan and Fortress. So a strong traditional financial background that also is a deep engineer and was one of the core contributors to Synthetix, which is a large DeFi protocol and, was one of the Heads of DeFi within consensus. And basically, we’re mapping the opportunities of the ecosystem. And we also think that this vehicle really should bridge as an educational tool for Wall Street to learn about Ethereum. And so, when we have to have our quarterly guidance, because we’re a publicly traded company now, sell side research analysts at bulge bracket banks are going to be learning what is Ethereum? What is staking? What is DeFi? And basically, our team is going to be educating them so they can analyze our stock.

Jennifer Sanasie: I spoke to Joe Lubin recently like I told you, and I think he was half joking when you said this, but I asked him what Wall Street still needs to learn about Ethereum. And he said all they care about is that it’s going to go up.

Andrew Keys: I think that’s fair. And I think that if Wall Street liked bitcoin, they’re going to like an asset that also provides yields as better deflation. And so I do think that there’s more to understand about Ethereum. Bitcoin is a singular asset on the blockchain with a singular function. Send. The Bitcoin blockchain has one asset which is bitcoin and one function which is send. Where Ethereum. We can tokenize infinite assets and we can create arbitrarily complex logic and do much more than just send.

Jennifer Sanasie: Yeah, I think I think when we talk about the Ethereum ecosystem, there is a lot there, a lot of education that still needs to happen for investors who are looking at the asset, especially when they’re comparing it to Bitcoin. They are two very different beasts. I guess you can say in the digital asset world, I just said Joe Lubin said Wall Street cares about the price going up. Tom Lee told me he thinks it’s going to get to $15,000 soon. Where do you see the price heading?

Andrew Keys: I don’t want to make price targets, but what I will say is this is the Tam. The total addressable market is essentially the internet, which is infinite in my opinion.

Jennifer Sanasie: And on that Bitcoin ether note, you know, I see critics pointing to ether’s non cap supply as a little bit of a weakness when compared to Bitcoin’s 21 million fixed supply. How do you respond to concerns there about inflationary design and how Ethereum addresses inflation?

Andrew Keys: I actually think it’s a feature, not a bug. The world is a dynamic place. It’s not a static place. With Ethereum’s disinflationary supply, it actually has a tighter inflation mechanism than Bitcoin. And furthermore, through EIP 1559 and EIP 4844, the Ethereum improvement proposals, basically, there is a burning mechanism that is based upon volume on layer one, which is 1559, and layer two which is 4844. So basically, this could actually burn more ether faster, which does not happen within Bitcoin. So actually, I think the dynamic nature of ether’s supply is a feature, not a bug.

Jennifer Sanasie: And Andrew, the last thing I’m going to ask you before I let you go is there was this somewhat viral clip of you saying that you don’t own any Bitcoin because you’d rather have an iPhone than a landline. And not long ago, people who joined me on this show said that Ethereum was the BlackBerry of crypto. It was definitely a different environment, that they said that in. But it wasn’t long ago, I think it was less than a year ago. Folks were telling that to me when they joined the show. How would you respond to that? And what do you think has flipped the switch so quickly for those naysayers?

Andrew Keys: I like to be punchy with facts, right? And show me where the high quality liquid assets are settling and 90% of them are settling on Ethereum. Show me where the majority of the stablecoins are. The majority of them are settling on Ethereum. Show me where the L2s are being anchored to. They’re being anchored to Ethereum. When you hear all these public companies that are building these things. Show me the developer experience. Electric Capital I love those guys. And they’re in GALs and their developer reports where it goes through the GitHub star. So the forks and basically the majority of the actions on Ethereum. And so until other data show me the evidence and we can make analogies all day long. But let’s use the data.

Jennifer Sanasie: Andrew, thank you so much for joining me on Ethereum’s 10th anniversary. Happy birthday Ethereum and good luck with the upcoming SPAC deal.

Andrew Keys: Thank you.

The following is an article published by Bloomberg on July 30, 2025 which includes a discussion with Andrew Keys:

Crypto Firms Adopt Wall Street’s Financial Tactics in New Era

Bloomberg

By Olga Kharif and David Pan

30 July 2025

Crypto Inc. is borrowing straight from Wall Street’s playbook.

As the digital-asset industry booms, 160 public companies have drawn inspiration from industry vanguard Michael Saylor to amass some 300,000 Bitcoin. Increasingly though, they’re no longer content to simply sit on it. They’re lending their coins, locking them up for rewards, or selling options, all in a bid to milk income from idle holdings.

It’s a break from Bitcoin’s original creed. The crypto experiment was born as a rejection of Wall Street’s leverage and financial engineering. Where banks generated income through complexity, Bitcoin promised patience and riches over the long haul. For diehards like Saylor, “HODL” — “hold on for dear life” — wasn’t just a tactic. It was doctrine. Now, that orthodoxy is unraveling.

In its place: listed companies with earnings reports and shareholders are seeking to eke out cash flows from crypto holdings of all stripes.

With memories of the industry’s crash in 2022 still fresh, those returns come with trade-offs: assets locked up for months, recycled in riskier ways, or routed through opaque crypto ecosystems. While many strategies are in their infancy, the list of would-be yield hunters keeps growing.

Twenty One Capital, a crypto firm, is weighing whether to lend out US dollars against Bitcoin as collateral, according to a person familiar with the matter. “Optionality is wealth, for us everything is on the table because we think we can do anything,” said a firm spokesperson.

Until recently, public company crypto holdings were largely passive in nature — more symbolic than strategic. Now, a new group is flipping that logic: inaction isn’t principle. It’s wasted capital. Especially for those under pressure. DDC Enterprise, a money-losing Asian food firm, saw its stock plunge this spring, triggering a NYSE halt. Then came a reverse split, a Bitcoin buying spree, and a rebrand as a “leading Bitcoin treasury.” The stock jumped more than 800%. In July, it said it would partner with QCP Capital to earn yield on its Bitcoin.

“Putting dormant assets to work is a foundational concept in traditional finance,” said Darius Sit, founder of QCP, at the time. “Our mission is to bring that same level of risk-managed capability to the digital asset world.”

“The vast majority” of treasury firms are now exploring yield, said Cosmo Jiang of Pantera Capital. Ethereum and Solana treasuries are already generating income from staking, and some are considering lending or routing exposure through the world of decentralized finance.

SharpLink Gaming, one of the larger Ethereum holders in the group, is still building its risk framework. “We are adults, and we are absolutely serious about this,” said John Chard, vice president of operations. “These things are best done in a measured way rather than being rushed. There are a lot of strange actors out there, but it’s not us.”

BSTR, known as Bitcoin Standard Treasury Company, is considering writing put options to potentially buy more Bitcoin at a discounted price. Other firms are going even further. GameSquare Holdings holds Ether on its books and recently bought a $5 million piece of CryptoPunk digital art — not just to sit on it, but to license it. Executives say they’re exploring brand partnerships and marketing, targeting 6% to 10% annualized returns. “Even NFTs can be productive, yield-bearing assets,” said a spokesperson at the firm.

Bitcoin doesn’t offer native income. To earn a return, companies have to extract it — by lending coins, using them as collateral, or selling future upside through options. It’s a newer frontier, and many Bitcoin treasuries are still in the planning phase. “Everyone is at least open-minded and considering it,” Jiang said.

For some institutional investors, yield may ultimately be what nudges crypto from speculative bet to strategic asset, a shift that is already reshaping how firms act. “As more and more of these digital asset treasury companies pop up, there’s a demand from their investor base to differentiate yourself,” said Ravi Doshi of FalconX. That means token-backed trades, lending agreements, and increasingly complex yield strategies. The mechanics resemble Wall Street — layers of risk and return, built not with banks, but with code.

“We employ a risk management team to manage the risk,” said Andrew Keys, chairman of the Ether Machine, an Ether treasury company.

Not everyone is convinced the broad industry-wide yield hunt will bear fruit. “Companies say they can generate 5% yield, and ‘we’ll generate 10% yield’, and immediately alarm bells are going off,” said Chris Rhine at Galaxy Digital, which offers yield-advisory services. “Investors need to be watching the types of activities these companies are doing.”

The memory of 2022 still lingers when Terra, Celsius, BlockFi, FTX all collapsed chasing yield, in part as collateral turned illiquid. Crypto was designed to bypass traditional finance. But the new corporate cohort isn’t following Bitcoin’s defiant austerity or Ethereum’s decentralized experimentation. They’re firms under shareholder pressure — converting crypto from a symbol of rebellion into a source of return.

To early believers, it’s starting to look like a hostile takeover, from monetary protest to risk-managed income fund. The move also breaks with Saylor’s original playbook. The Strategy CEO famously pioneered corporate Bitcoin adoption by leveraging equity and debt to buy more, in a bold bet on digital scarcity that drew its own set of critics.

“When treasury managers start chasing yield on their BTC through risky strategies, like writing options or lending in opaque DeFi protocols, that’s a deviation from Saylor’s playbook,” said Morten Christensen, founder of AirdropAlert.com and a longtime crypto investor. “He is playing the long game, betting on digital scarcity. Wrapping Bitcoin in riskier financial engineering undermines the core value.”

Even so, Saylor’s firm appears to have not fully closed the door to yield-generating strategies. “We have not created income streams or otherwise generated funds using our Bitcoin holdings, and we don’t have any current intent to do so,” a Strategy spokesperson said. “But as disclosed in our SEC filings, that may change in the future.”

For CFOs juggling volatile assets and shareholder pressure, yield isn’t a moral compromise. It’s fiduciary logic — and a sign of a maturing asset class.

Bitcoin miners are among the first-generation of companies that experimented with yield-generating strategies. MARA Holdings has tapped into crypto options to boost revenue, while CleanSpark is testing derivative-powered strategies to draw steady returns, rather than letting its Bitcoin sit idle. “Soon, we’re going to get into more exotic types of derivatives,” said CleanSpark CFO Gary Vecchiarelli. “We intend to make money on the volatility.”

Even well-managed strategies come with risk. Yield tactics often involve leverage — and leverage can unravel fast when markets swing. “Leverage is what makes financial systems brittle,” said Hilary Allen, a law professor at American University’s Washington College of Law.

Chasing yield takes more than strategy, it demands flawless execution. Companies need airtight custody, strong internal controls, and clear oversight. And even well-structured yield carries trade-offs. Staking rewards can shrink. Loans don’t always get repaid. Options can incur hefty losses when markets swing. “They are all-or-nothing bets,” Allen said.

Some companies are responding with tighter controls. CleanSpark created an investment committee to oversee its options trades. Galaxy Digital evaluates the risk of each platform before deploying funds. A cohort of firms are looking to use custodians to retain control of their coins even when they are staked or lent out. “You never have to give up ownership of your coins,” said Michael Bucella of Neoclassic Capital. Others are pushing further. Republic Technologies plans to deploy tokens through Pendle, a decentralized finance app that pays interest on crypto. “What was risky three years ago isn’t quite as risky today,” said Republic’s CEO Daniel Liu. “The industry is getting more mature.”

Still, not everyone is yielding.

American Bitcoin, a mining firm tied to Eric Trump, cites the industry’s boom-and-bust cycle. “We are very sensitive,” said board member Asher Genoot. “I think as part of a treasury company, you don’t want to take too much risk and put your coins at risk.”

Additional Information and Where to Find It

SPAC and Pubco intend to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which will include a preliminary proxy statement of SPAC and a prospectus of Pubco (the “Proxy Statement/Prospectus”) in connection with the proposed business combination (the “Business Combination”) and the other transaction contemplated by the Business Combination Agreement and/or described in this communication (together with the Business Combination and the private placement investments, the “Proposed Transactions”). The definitive proxy statement and other relevant documents will be mailed to shareholders of SPAC as of a record date to be established for voting on the Business Combination and other matters as described in the Proxy Statement/Prospectus. SPAC and/or Pubco will also file other documents regarding the Proposed Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF SPAC AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH SPAC’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT SPAC, THE COMPANY, PUBCO AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by SPAC and Pubco, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Dynamix Corp, 1980 Post Oak Blvd., Suite 100, PMB 6373, Houston, TX 77056; e-mail: info@regen.io, or to: The Ether Machine, Inc., 2093 Philadelphia Pike #2640, Claymont, DE 19703, e-mail: dm@etherreserve.com.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The Pubco Class A Stock to be issued by Pubco and the class A units issued and to be issued by the Company, in each case, in connection with the Proposed Transactions, have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in the Solicitation

SPAC, Pubco, the Company and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from SPAC’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers, and information regarding their interests in the Business Combination and their ownership of SPAC’s securities are, or will be, contained in SPAC’s filings with the SEC. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of SPAC’s shareholders in connection with the Business Combination, including the names and interests of the Company and Pubco’s directors and executive officers, will be set forth in the Proxy Statement/Prospectus, which is expected to be filed by SPAC and Pubco with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This communication is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of SPAC, the Company or Pubco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions and the parties thereto, including expectations, hopes, beliefs, intentions, plans, prospects, results or strategies regarding Pubco, the Company, SPAC and the Proposed Transactions and statements regarding the anticipated benefits and timing of completion of the Proposed Transactions, business plans and investment strategies of Pubco, the Company and SPAC, expected use of the cash proceeds of the Proposed Transactions, the Company’s ability to stake and leverage capital markets and other staking operations and participation in restaking, the amount of capital expected to be received in the Proposed Transactions, the assets held by Pubco, Ether’s position as the most productive digital asset, plans to increase yield to investors, any expected growth or opportunities associated with Ether, Pubco’s listing on an applicable securities exchange and the timing of such listing, expectations of Ether to perform as a superior treasury asset, the upside potential and opportunity for investors resulting from any Proposed Transactions, any proposed transaction structures and offering terms and the Company’s and Pubco’s plans for Ether adoption, value creation, investor benefits and strategic advantages. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions.

These are subject to various risks and uncertainties, including regulatory review, Ethereum protocol developments, market dynamics, the risk that the Proposed Transactions may not be completed in a timely manner or at all, failure for any condition to closing of the Business Combination to be met, the risk that the Business Combination may not be completed by SPAC’s business combination deadline, the failure by the parties to satisfy the conditions to the consummation of the Business Combination, including the approval of SPAC’s shareholders, or the private placement investments, costs related to the Proposed Transactions and as a result of becoming a public company, failure to realize the anticipated benefits of the Proposed Transactions, the level of redemptions of SPAC’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A shares of SPAC or the shares of Pubco Class A Stock, the lack of a third-party fairness opinion in determining whether or not to pursue the Business Combination, the failure of Pubco to obtain or maintain the listing of its securities any stock exchange on which Pubco Class A Stock will be listed after closing of the Business Combination, changes in business, market, financial, political and regulatory conditions, risks relating to Pubco’s anticipated operations and business, including the highly volatile nature of the price of Ether, the risk that Pubco’s stock price will be highly correlated to the price of Ether and the price of Ether may decrease between the signing of the definitive documents for the Proposed Transactions and the closing of the Proposed Transactions or at any time after the closing of the Proposed Transactions, risks related to increased competition in the industries in which Pubco will operate, risks relating to significant legal, commercial, regulatory and technical uncertainty regarding Ether, risks relating to the treatment of crypto assets for U.S. and foreign tax purposes, challenges in implementing its business plan including Ether-related financial and advisory services, due to operational challenges, significant competition and regulation, being considered to be a “shell company” by any stock exchange on which the Pubco Class A Stock will be listed or by the SEC, which may impact the ability to list Pubco’s Class A Stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities, the outcome of any potential legal proceedings that may be instituted against the Company, SPAC, Pubco or others following announcement of the Business Combination and those risk factors discussed in documents of the Company, Pubco, or SPAC filed, or to be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of SPAC dated as of November 20, 2024 and filed by SPAC with the SEC on November 21, 2024, SPAC’s Quarterly Reports on Form 10-Q, SPAC’s Annual Report on Form 10-K filed with the SEC on March 20, 2025 and the registration statement on Form S-4 and proxy statement/prospectus that will be filed by Pubco and SPAC, and other documents filed by SPAC and Pubco from time to time with the SEC, as well as the list of risk factors included herein. These filings do or will identify and address other important risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Additional risks and uncertainties not currently known or that are currently deemed immaterial may also cause actual results to differ materially from those expressed or implied by such forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the parties or any of their representatives assumes any obligation and do not intend to update or revise these forward-looking statements, each of which are made only as of the date of this communication.